Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 5 DATED FEBRUARY 6, 2018
TO THE OFFERING CIRCULAR DATED JULY 28, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated July 28, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 28, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Letter to shareholders dated February 6, 2018.

Shareholder Letter dated February 6, 2018

Hi [investor],

A few weeks ago, we sent out our 2017 Year in Review where we revisited some highlights from the last 12 months. As one of our iPO investors, I wanted to share with you a more in-depth look back at what we were able to accomplish, as well as give you a brief behind-the-scenes look at our plans for the year ahead.

2017: Looking Back

Of all the things we did in 2017, three stand out to me as key accomplishments that will end up being foundational in our long-term success.

1) The iPO: Unlocking the opportunity for investors like you to become owners of the company was nothing short of game-changing. It creates a truly unique alignment where we as a company can focus first and foremost on doing what is best in the long-run for our investors and then share in that success together. The benefits of this type of ownership model can be seen in Vanguard’s unprecedented success over the last 40 years, something we believe there is an opportunity to recreate in our industry.

2) Fundrise 2.0: In June, we launched what we called Fundrise 2.0 — a goal-based investment approach allowing investors to easily diversify across our various eREITs and eFunds for as little as $500. This shift effectively created the first online investment advisory platform giving anyone access to institutional grade real estate private equity through one simple, low-cost platform. Though still in the early stages, we believe that over time the idea we’ve put forward of having 20-30% of your total investment portfolio allocated to alternative strategies will become as mainstream as owning stock market ETFs is today.

3) eFunds: In 2015 we created the first ever eREIT, a more direct way for individual investors to get the benefits of private real estate. And while the eREIT was a big step forward in the progression of real estate investing, the launch of the first ever eFund last year was a complete departure from the past - a true technology-driven innovation unlocking an entirely new market for our investors: for-sale housing. What makes the eFund special is that it allows us to tap into the housing market without the costly overhead and double taxation inherent in traditional corporate homebuilders. It takes advantage of the same advanced structure used by billion dollar private equity and hedge funds, but with democratized access and much lower cost.

The Results

The impact of these efforts can be seen in the metrics that we use to measure our performance.

	December 31, 2016	December 31, 2017	Year over Year (%)
Aggregate Funds Invested*	$184 million	$323 million	76%
Number of Active Investors	12,202	25,064	105%
Number of Employees	43	49	13%

* Aggregate funds invested by individuals on the Fundrise Platform.

As you can see, we approximately doubled the size of the company while keeping operating staff nearly flat. We also achieved a roughly 20% annual growth in our share price from $5 in February of 2017 to $6 today.

2018: Looking Forward

An even better experience

A top priority starting the year is to significantly improve our realtime reporting of both the qualitative and quantitative nature of each Fundrise investor’s investment performance. We see an opportunity to provide investors with even more information and transparency about the individual assets that they own as part of their portfolio including how the value of those assets may be progressing over time.

A contrarian investor

For almost two years, we’ve discussed our concerns that the market is late in the economic cycle. Although we are confident in our ability to find pockets of opportunity based on operating below the radar of the large institutional investors, we remain cautious about the overall price of most assets relative to their historic norms. To borrow a line from Warren Buffet: we will be fearful when others are greedy. Even if the short-term result of this approach means more restrained near-term returns, we believe our investors will be in a materially better position with greater opportunities to be aggressive in the event of a market correction.

Unlocking the power of people

A critical factor in our long-term success will be the continued focus on growing our investor base with an eye towards not just the total dollars that we manage but also the number of individual investors we serve. Although this mindset of serving the broader public is a departure from most of the financial services world that focuses on acquiring only the wealthiest clients, we believe it is core to our competitive advantage.

By taking an Amazon-esque approach of using scale to drive efficiency, we believe we can drive down costs through our relentless performance improvements while also using technology to unlock innovative new products.

As an iPO investor and partner in our long-term success, we believe you have the power to help drive a virtuous cycle of growth. The simplest and most straightforward application of this strategy is through an investor-driven referral program [HYPERLINK], something that we have been beta-testing for several months. We know that investing can be a private endeavor, but we also know that our investors are our best advocates. And so, we’d be interested in hearing your ideas on how to improve and grow the referral program (feel free to respond to this email).

As we begin this year, we remain extremely optimistic about the size of the opportunity in front of us. In the six year history of the company, we have never grown as fast as we are currently, and have set an internal goal to grow even faster this year! We are also excited to unveil several new initiatives currently under development, giving you the chance to be an early beta customer and provide us with critical feedback necessary for rapid iteration. We appreciate your enthusiastic support and look forward to sharing more updates on our progress as we continue to work every day to pioneer the future of finance.

Thank you for your continued partnership.

Onward,

Ben

Disclaimers

Past performance is not indicative of future results. The information presented regarding Rise Companies Corp.'s historical performance is not indicative of future results, and is qualified in its entirety by disclosure contained in the Business and Management's Discussion and Analysis, as well as the other sections, of the Rise Companies Corp. Offering Circular. Any historical performance of Rise Companies Corp. may not reflect actual future performance and any investor in Rise Companies Corp. may experience different results from those shown. An investment in the Class B Common Stock of Rise Companies Corp. involves substantial risks, including the potential of total or partial loss of investment to investors. Each investor should carefully consider the Risk Factors in addition to the other information contained in the Rise Companies Corp. Offering Circular before purchasing shares. The risks and uncertainties discussed in the Offering Circular are not the only ones Rise Companies Corp. faces, but do represent those risks and uncertainties that we believe are most significant to its business, operating results, prospects and financial condition. Some statements in the Offering Circular and on this website, including statements in the Risk Factors, constitute forward-looking statements. Please refer to the section of the Offering Circular entitled "Statements Regarding Forward-Looking Information".

Unlike certain investment opportunities sponsored by Rise Companies Corp., such as eREITs and eFunds, Rise Companies Corp. has not historically paid any dividends and has no present intention to begin paying dividends in the future. Any statements in this letter or on www.fundrise.com discussing "average annualized returns", or similar terms, relate solely to investments sponsored by Rise Companies Corp. and are exclusive of investments in Rise Companies Corp. itself. Prospective investors should not expect that returns, if any, from an investment in Rise Companies Corp. will be as a result of dividends.

Disclosure presented regarding Rise Companies Corp.'s business strategy is qualified in its entirety by the disclosure contained in the "Business" section of the Rise Companies Corp. Offering Circular, which is available at fundrise.com/oc. There can be no guarantee that Rise Companies Corp. will achieve its business objectives or that it will become profitable.  Full disclosure available at https://fundrise.com/legal/disclosure.